INDEPENDENCE REALTY TRUST, INC.

INDEPENDENCE REALTY OPERATING PARTNERSHIP, L.P.

Two Liberty Place

50 S. 16th Street, Suite 3575

Philadelphia, PA 19102

June 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Tom Kluck, Legal Branch Chief

Re: Independence Realty Trust, Inc. and Independence Realty Operating Partnership, L.P.

Registration Statement on Form S-3

File No. 333-218130

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Independence Realty Trust, Inc. and Independence Realty Operating Partnership, L.P. hereby respectfully request acceleration of the effective date of the above-captioned Registration Statement on Form S-3 to Friday, June 16, 2017, at 4:00 p.m., or as soon as practicable thereafter.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please notify our counsel, Mark Rosenstein, at 215-731-9450.

Very truly yours,

INDEPENDENCE REALTY TRUST, INC.

By:	/s/ James J. Sebra
James J. Sebra
Chief Financial Officer and Treasurer

INDEPENDENCE REALTY OPERATING PARTNERSHIP, L.P. By: Independence Realty Trust, Inc., its general partner

/s/ James J. Sebra
James J. Sebra
Chief Financial Officer and Treasurer